FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Result of Third Party Allotment and Joint Mandatory Cash Offer on TPV Technology Limited

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 23, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

April 23, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Result of Third Party Allotment and Joint Mandatory Cash Offer on TPV Technology Limited

Pursuant to the press release, “Possible Acquisition of a Minority Stake in TPV Technology Limited by Conditional Third Party Allotment and Possible Conditional Joint Mandatory Cash Offer” dated on January 29, 2010, Mitsui & Co., Ltd. (“Mitsui”) (Head Office: Chiyoda-ku, Tokyo, Japan; President and CEO: Masami Iijima) would like to announce the result of the third party allotment and the conditional joint mandatory cash offer in relation to TPV Technology Limited (“TPV”) (Registered Office: Hamilton, Bermuda; Listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and Singapore Exchange Securities Trading Limited (“Singapore Exchange”); Chairman and CEO: Jason Hsuan)

1.	Third Party Allotment

Mitsui completed a third party allotment (the “TPA”) on March 16, 2010, and subscribed for 234,583,614 shares in TPV.

Class of Subject Shares	Ordinary Shares
Number of Shares Subscribed (Voting Rights)	234,583,614 shares (10%)
Price of Shares Subscribed	HK$5.20 per share
Total Subscription Amount	HK$1.22 billion (approximately 14.2 billion yen)
Completion Date of TPA	March 16, 2010

2.	Joint Mandatory Cash Offer

As the collective holding of voting rights in TPV by Mitsui and China Electronics Corporation (“CEC”) (Head Office: Beijing, China; Chairman: Xiong Qunli) and parties acting in concert with them exceeded 30%, a mandatory general offer was triggered pursuant to the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). Accordingly, Mitsui and CEIEC (H.K.) Limited, an indirect wholly owned subsidiary of CEC, made a conditional joint mandatory cash offer (the “Joint Offer”) for all TPV shares not held by the CEC group, Mitsui and parties acting in concert with either of them.

1)	Outline of the Joint Offer

Stock Exchange Market of the Joint Offer	HKSE and Singapore Exchange
Target Shares	Ordinary Shares
Offer Price	HK$5.20 per share
Offer Period	March 18, 2010 to April 22, 2010

2)	Result of the Joint Offer

The Joint Offer is conditional upon the receipt of valid acceptances, together with shares already owned by the CEC group, Mitsui and parties acting in concert with either of them, which will result in the CEC group and Mitsui collectively holding more than 50% in the issued share capital of TPV(*1).

On April 8, 2010, such holding became more than 50% in the issued share capital of TPV. Accordingly, the Joint Offer became unconditional and the Joint Offer closed on April 22, 2010 in compliance with the Takeovers Code. Upon the close of the Joint Offer and the TPA, Mitsui’s shareholding in TPV, including valid acceptances received (118,424,976 shares), became 353,008,590 shares (15.05% of voting rights).

a) Result of the Joint Offer and Acceptance Shares

At the Start of the Joint Offer

	Shares	Voting Rights
(A) Mitsui’s Shareholdings	234,583,614	10.00%
(B) CEC group’s Shareholdings	774,060,000	33.00%
Total Shareholdings (A)+(B) (*2)	1,008,643,614	43.00%

Acceptance Shares in the Joint Offer

	Shares	Voting Rights
Acceptance Shares	166,773,623	7.11%

Upon the Close of the Joint Offer

	Shares	Voting Rights
(A) Mitsui’s Shareholdings	353,008,590	15.05%
(B) CEC group’s Shareholdings	822,408,647	35.06%
Total Shareholdings (A)+(B) (*2)	1,175,417,237	50.11%

* 1	TPV Total Number of Issued Shares Outstanding (As of April 22, 2010) : 2,345,836,139 shares
* 2	Excluding 232,830 shares held by Morgan Stanley, a financial advisor of Mitsui, who is regarded as a concert party of Mitsui under the Takeovers Code.

b) Outline of the Joint Offer (Mitsui Portion)

Mitsui’s Shareholdings (Voting Rights)	118,424,976 shares (5.05%)
Offer Price	HK$5.20 per share
Total Amount Paid by Mitsui	HK$0.62 billion (approximately 7.4 billion yen)

3.	Change in Mitsui’s Shareholdings in TPV as a Result of the TPA and the Joint Offer

Before TPA and Joint offer (Voting Rights)	Nil
After TPA and Joint offer (Voting Rights)	353,008,590 shares (15.05%)

Based on its investment into TPV, Mitsui will further strengthen its business relationship with TPV which has been established through the supply of LCD Module and related parts, and envisage expanding its business in the growing LCD monitor and LCD TV market.

For further information, please contact:
Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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